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March 20, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Thomas Jones
Erin Purnell
Charles Eastman
Anne McConnell

Re:	Voyager Technologies, Inc.
Draft Registration Statement on Form S-1
Submitted January 21, 2025
CIK No. 0001788060
Ladies and Gentlemen:
On behalf of Voyager Technologies, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated February 14, 2025 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on January 21, 2025 (the “Draft Registration Statement”).
Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the Draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Draft Registration Statement.
For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in the Amended Registration Statement.

March 20, 2025 Page 2
Draft Registration Statement on Form S-1
Market, Industry and Other Data, page 4
1.Please tell us whether you commissioned any of the third-party data included in your registration statement.
Response: The Company advises the Staff that the third-party data included in the Company’s Draft Registration Statement was not commissioned by the Company. Such third-party data comes from publicly-available information and reports from government agencies, third-party studies and reports identified as sources where the information is presented in the Amended Registration Statement. Therefore, the Company respectfully responds that no third-party consent is required to be filed under Rule 436.
2.We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in this registration statement.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5.
3.Please ensure that the identities of the sources of industry statistics disclosed in the registration statement are clear. For example, we note the following:
•the disclosure on page 7 that “In 2023, governments worldwide invested approximately $59 billion in space defense and security activities,”
•the disclosure on page 7 that “the global space economy has expanded to exceed $508 billion in 2023, representing the value of all contracts in the industry, as well as non-contracted government activities. This growth trajectory is expected to accelerate with projections surpassing $820 billion by 2032,” and
•the disclosure on page 15 that “Today, NASA and its international partners allocate approximately $6 billion annually to support ISS related operations and initiatives.”
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11, 19, 22, 115, 123 and 126.
Prospectus Summary, page 5
4.Please provide the disclosure in the Prospectus Summary in a more balanced manner. For example, we note the disclosure on pages 6 and 19 that you have executed over 1,000 successful customer space missions but do not discuss any challenges or difficulties that you have faced. Please revise as appropriate.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 8, 10, 13, 18-20, 25, 27, 112, 114, 117, 122-124 and 129-131.

March 20, 2025 Page 3
5.We note that you include images on pages 6-15 and 102-111. We do not object to graphics that feature your products. However, it appears that some of the graphics include imbedded disclosure regarding your business and segments that would more appropriately be included in the textual disclosure outside of the images. Please revise the graphic presentations so that they do not obscure other prospectus disclosure or give undue prominence to selected portions of your business or operations. Refer to Securities Act Forms C&DI 101.02.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14-15, 17-18, 118-119 and 121-122.
Our Company, page 5
6.We note you present totals that combine GAAP Revenue and Starlab Milestone cash proceeds on pages 11 and 107. It appears to us totaling these amounts essentially results in the presentation of a non-GAAP financial measure that substitutes individually tailored recognition and measurement methods. Please remove these totals or explain how you determined they comply with Question 100.04 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure to remove these totals.
7.Please revise to describe the Starlab joint venture arrangement in more detail, including a description of the material terms of the joint venture. In addition, please file any agreements related to the joint venture as exhibits to the prospectus.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20-21 and 124-125. The Company confirms that it will file the operating agreement of the joint venture as an exhibit in a future amendment to the Draft Registration Statement.
8.We note your disclosure on page 7 that NASA awarded you a prime contract to develop Starlab, and your disclosure on page 10 that Nanoracks was awarded a Space Act Agreement as part of NASA’s efforts to foster a commercial space station. Please file both agreements as exhibits and add disclosure describing the material terms of the prime contract and the Space Act Agreement. In addition, where you discuss certain program milestones of the Space Act Agreement, please expand your disclosure to describe such milestones and explain where you are in the development process.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure regarding the Space Act Agreement (the “SAA”) on pages 8, 12, 20, 40, 112, 116 and 124. The Company advises the Staff that the Company is party to only one SAA, which NASA awarded to Nanoracks, LLC, (“Nanoracks”), a subsidiary of the Company, and which Nanoracks subsequently transferred to the Company, and which the Company subsequently transferred to Starlab Space LLC, a joint venture owned by the Company and Airbus Space, Defence Gmbh and other minority owners. The Company confirms that it will file the SAA as an exhibit in a future amendment to the Draft Registration Statement.
9.Please revise to explain if Starlab is in competition with other entities to become the commercial space station replacement for the international space station. To the extent known or applicable, please describe how the replacement will be selected and disclose the

March 20, 2025 Page 4
number of other entities involved. In addition, please tell us what consideration you gave to expanding your disclosure in risk factors on page 37 relating to the risk that commercial and governmental customers may not choose to use Starlab or your services.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 123.
The Company further advises the Staff that many factors were considered in disclosing the risk that commercial and governmental customers may not choose to use Starlab or the Company’s services. To date, there has not been a need to develop a commercial space station when a commercially-funded space station could not compete with the government-funded International Space Station (“ISS”). However, NASA has stated it plans to de-orbit the ISS by 2030, and NASA is awarding funding to private enterprises to develop commercial replacements for the ISS. NASA has developed standards for processes such as safety and mission assurance, health and medical, design, and construction, as well as technical standards for areas such as rendezvous and docking, power, and life support that guide the development and operation of these systems. Starlab is leveraging these standards, as well as utilizing existing qualified commercial hardware that is derived from them to the full extent possible. Accordingly, the Company believes customers will view Starlab as a reliable provider in line with the highest industry standard. In addition, Starlab has been in design for more than three years and is expected to be launched as early as 2029, which would total an approximately seven-year development time. The Company believes this timeline will be viewed by customers as reasonable for a complex aerospace system that is not developing new technology in order for it to succeed while still allowing Starlab to be one of the first products to market.
The Company believes it is highly unlikely that government and commercial entities would not use a deployed space station. In the government sector, NASA alone has a backlog of systems to test for deep space missions, astronauts to train and scientific research to conduct, and in the private sector, microgravity provides advantages to research, science and manufacturing in many fields, such as pharmaceuticals, chip manufacturing, and biopharma. Accordingly, while there can be no assurance that customers would choose Starlab specifically, the Company believes space will be a major destination in the future and that Starlab will be well-positioned to be chosen by customers.
Implications of Being an Emerging Growth Company, page 23
10.We note you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and disclose on pages 24 and 68 that you have elected to avail yourselves of the provision of the JOBS Act that permit emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies; however, we also note you checked the box on the Cover Page of the filing that indicates you have elected not to use the extended transition period for complying with new or revised accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Please revise and correct this inconsistency.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page.

March 20, 2025 Page 5
Summary Consolidated Financial and Other Data, page 27
11.We note you define free cash flow as cash flow used in operating activities minus purchases of property and equipment and plus grant funding for property and equipment which differs from the typical calculation of this non-GAAP financial measure. In order to avoid potential confusion and comply with Question 102.07 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, please revise the title of the measure you present. This comment is also applicable to your presentation of this measure in MD&A.
Response: The Company acknowledges the Staff’s comment. Question 102.07 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations indicates that because the free cash flow measure does not have a uniform definition, a clear description of how this measure is calculated, as well as the necessary reconciliation, should accompany the measure where it is used. The Company advises the Staff that because the Company receives certain grant funding in order to make capital expenditures (e.g., the Company received grant funding from the U.S. government in order to make capital expenditures for the Starlab program), the Company considers the net capital expenditures (i.e., the purchase of property and equipment less grant funding for property and equipment) to be a more accurate measure of the Company’s capital investment for purposes of calculating the Company’s free cash flow. In response to the Staff’s comment, the Company has revised the disclosure on pages 101-102 to more clearly explain the components of the Company’s free cash flow.
Risk Factors, page 31
12.We note the disclosure on page F-4 of the amount of goodwill and intangibles compared to total assets as of December 31, 2023. Please include a risk factor to highlight the risks related to goodwill and intangible assets, such as writedowns.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 40.
If we cannot successfully establish, maintain, protect and enforce our intellectual property, page 52
13.We note the disclosure on page 53 that the company has “licensed, and may license in the future, intellectual property rights from third parties.” Please expand the appropriate section to identify any material license agreements, discuss the material terms, and file the material agreements as exhibits.
Response: The Company acknowledges the Staff’s comment and advises the Staff that it has assessed the materiality of its licenses and the licenses that the Company currently holds and determined that such licenses are immaterial to the Company and the operation of its business. Accordingly, the Company advises the Staff that it does not have any material license agreements to identify, discuss or file.

March 20, 2025 Page 6
Third parties may allege that we are infringing, page 54
14.Please expand the disclosure that “We have in the past, and may in the future, be subject to claims by third parties alleging that we have infringed, misappropriated or otherwise violated their intellectual property rights” to disclose, if material, the amount of the claims.
Response: The Company acknowledges the Staff’s comment and advises the Staff that the amount of any prior or pending claims are immaterial to the Company and the operation of its business.
Risks related to Financial Accounting Matters
We have identified material weaknesses in our internal control over financial reporting, page 65
15.We note you identified material weaknesses in your internal control over financial reporting. Please disclose when you expect to complete your remediation efforts and any associated material costs you incurred or expect to incur related to these efforts.
Response: The Company advises the Staff that during 2023 and 2024, the Company implemented measures designed to remediate the material weaknesses identified during 2021 and that as of December 31, 2024 the Company has completed its effort to fully remediate all material weaknesses. In response to the Staff’s comment, the Company has revised the disclosure on pages 73-74.
Our amended and restated certificate of incorporation, page 73
16.We note your disclosure on pages 73 and 144 about the exclusive forum provision. Please revise the disclosure on pages 73 and 144 to state that there is uncertainty as to whether a court would enforce such provision. Also, if the provision applies to Securities Act claims, also state on that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79-80 and 159-160.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Financial Measures, page 86
17.It appears to us the current format of MD&A essentially results in non-GAAP financial measures being presented with greater prominence than the most directly comparable GAAP measures. Please ensure the format of MD&A fully complies with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the SEC Staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 99-102.

March 20, 2025 Page 7
Critical Accounting Policies and Estimates, page 97
18.It appears to us your current disclosures reiterate accounting policies disclosed in the notes to your financial statements. Please revise your disclosures to more fully disclose and discuss the impact critical accounting policies and related estimates had on your financial statements, including the impact of changes in estimates, pursuant to Item 303(b)(3) of Regulation S-K. For example, we note for certain contracts you use the cost-to-cost method and revenue is recognized based on your efforts toward satisfying a performance obligation relative to the total expected efforts, which is measured using the proportion of costs incurred to date to the total cost estimate-at-completion (EAC). We also note these projections require you to make numerous assumptions and estimates to determine EAC, are updated on a periodic basis, and, when circumstances change and warrant a modification, are revised. In addition, we note when estimates of total costs to be incurred on a contract exceed total estimates of the transaction price, a provision for the entire loss is determined at the contract level and recorded in the period in which the loss is evident. Please revise your disclosures related to revenue recognition to disclose the gross amounts of favorable and unfavorable adjustments to contract estimates you recorded during each period presented and address the underlying reasons for significant adjustments. Please also revise your disclosures to quantify contract losses you recorded during each period and to disclose the estimated percentage to which loss contracts are completed and the time period when you expect loss contracts to be complete, to the extent material. It appears to us such disclosure would give more insight into the estimation process associated with your contracts and their impact on your financial statements.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106-108.
Intellectual Property, page 118
19.Please disclose the duration of the material patents.
Response: The Company acknowledges the Staff’s comment and advises the Staff that it has assessed the materiality of its patents that the Company currently holds and determined that such patents are immaterial to the Company and the operation of its business.
Consolidated Financial Statements
16. Net Sales, page F-31
20.We note your disclosures of disaggregated net sales by customer and geographic location. It appears to us, to present disaggregated net sales into categories that depict how the timing and uncertainty of sales and cash flows are affected, you should also disclose net sales recognized over time and at a point in time or explain why such disclosures are not provided. Refer to ASC 606-10-50-5 and ASC 606-10-55- 89 through 91.
Response: The Company acknowledges the Staff’s comment and advises the Staff that because it generates revenue through the satisfaction of its performance obligations under contracts, the vast majority of its revenue recognition is performed over time upon satisfaction of such obligations, with only a small percentage being derived from point-in-time sales. In response to the Staff’s comment, the Company has revised the disclosure on page F-34.

March 20, 2025 Page 8
17. Segment Reporting, page F-32
21.We note your disclosure here and under Concentration of Credit risks, on page F-10, that sales to the U.S. Government accounted for 69% of sales during the year ended December 31, 2023. In addition, you disclose on page 84, that as of December 31, 2023, approximately 79.3% of the total dollar value of your backlog related to three customers and your top ten customers represent approximately 94.3% of the total dollar value of your backlog. To help investors better understand these disclosures, please clarify the relationships between your customer disclosures, which we assume are due to the fact that all entities within the U.S. Government are required to be treated as one customer in significant customer disclosures.
Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 90 and F-9.
Exhibits
22.Please file as exhibits material contracts required by Item 601(b)(10) of Regulation SK. For example, we note the following disclosures but the underlying agreements are not mentioned in the exhibit index:
•the disclosure on pages 12 and 108 that “Currently, we are contracted to provide the advanced solid-propulsion subsystem for Lockheed Martin’s NGI contract with the U.S. Missile Defense Agency,”
•the disclosure on pages 12 and 109 about your “strategic partnership with Palantir,”
•the disclosure on pages 19 and 115 that “we are collaborating across three ISS missions to launch, operate, and validate custom camera technology being developed for their state-of-the-art MSG Sphere venues,” and
•the disclosure on pages 130-132 about the employment agreements.
Response: The Company acknowledges the Staff’s comment and confirms that the Company will file the subcontract to Lockheed Martin’s Next Generation Interceptor contract with the U.S. Missile Defense Agency and the Palantir Technologies strategic partnership contract as exhibits in a future amendment to the Draft Registration Statement. The Company does not believe that the collaboration with MSG Sphere venues is material within the meaning of Regulation S-K Item 601(b)(10). In addition, the Company confirms that it will file as exhibits the employment agreements in a future amendment to the Draft Registration Statement.
General
23.Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
Response: The Company acknowledges the Staff’s comment and will submit the “testing the waters” materials to the Staff together with the Amended Registration Statement. The Company

March 20, 2025 Page 9
will submit subsequent “testing the waters” materials to the Staff up to the initial public offering, as well as copies of any other written communications, when available, under separate cover.
* * *

March 20, 2025 Page 10
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin

Michael Benjamin
of LATHAM & WATKINS LLP

cc:
Dylan Taylor, Chief Executive Officer, Voyager Technologies, Inc.
Phil de Sousa, Chief Financial Officer, Voyager Technologies, Inc.
Margaret Vernal, Esq., Chief Legal Officer and General Counsel, Voyager Technologies, Inc.
Lewis Kneib, Esq., Latham & Watkins LLP